UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 4, 2012

Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes             ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated December 4, 2012 relating to the proposed change of company name.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: December 4, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

PROPOSED CHANGE OF COMPANY NAME

The Board proposes to change the English name of the Company from “City Telecom (H.K.) Limited” to “Hong Kong Television Network Limited” and the Chinese name of the Company from to .. The Change of Company Name is subject to approval by the Shareholders at the EGM and approval by the Registrar of Companies in Hong Kong.

PROPOSED CHANGE OF COMPANY NAME

The board of directors (the “Board”) of City Telecom (H.K.) Limited (the “Company”) proposes the change the English name of the Company from “City Telecom (H.K.) Limited” to “Hong Kong Television Network Limited” and the Chinese name of the Company from to (hereinafter referred to as the “Change of Company Name”).

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CONDITIONS OF THE CHANGE OF COMPANY NAME

The Change of Company Name is subject to the satisfaction of the following conditions:-

(i)	the approval by the shareholders of the Company (the “Shareholders”) of a special resolution at the extraordinary general meeting of the Company (the “EGM”) ; and

(ii)	the approval by the Registrar of Companies in Hong Kong for the use of the proposed new English name and Chinese name by the Company.

The Change of Company Name will take effect on the date on which the certificate of change of name is issued by the Registrar of Companies in Hong Kong. The Company will carry out the necessary filing procedures with the Registrar of Companies in Hong Kong.

REASONS FOR THE CHANGE OF COMPANY NAME

The Board considers that the Change of Company Name can more accurately reflect the principal activities of the Company and its subsidiaries and provide the Company with a new corporate image and identity. The Board is of the opinion that the Change of Company Name will clearly benefit the Company’s future business development and is in the best interests of the Company and the Shareholders as a whole.

EFFECTS OF THE CHANGE OF COMPANY NAME

The Change of Company Name will not affect any of the rights of the Shareholders. All existing share certificates in issue bearing the current name of the Company will continue to be evidence of title to the Shares and will continue to be valid for trading, settlement, registration and delivery purposes. There will not be any arrangement for free exchange of the existing share certificates of the Company for new share certificates bearing the Company’s new name. Once the Change of Company Name has become effective, any new share certificates of the Company will be issued in the new name of the Company.

A further announcement regarding, inter alia, the effective date on which trading in the Shares under the new name of the Company on The Stock Exchange of Hong Kong Limited will be made as and when the new name of the Company take effect.

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GENERAL

A circular containing, among other things, details of the Change of Company Name and a notice of the EGM will be despatched to the Shareholders on 5 December 2012.

By Order of the Board
City Telecom (H.K.) Limited
Wong Nga Lai, Alice
Executive Director, Chief Financial Officer and
Company Secretary

Hong Kong, 4 December 2012

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

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